Exhibit 99.1

Dole plc Reports Third Quarter 2021 Financial Results

DUBLIN – December 3, 2021 - Dole plc (NYSE: DOLE) has today released its financial results for the third quarter ended September 30, 2021.

Highlights for the three and nine months of 2021 include:

•	Merger of Total Produce plc (“TP”) and Dole Food Company (“DFC”) to form Dole plc

•	IPO of Dole plc on July 30, 2021, raising net proceeds of $398.9 million

•	Completed $1.4 billion debt refinancing

•	Strong results delivered within a complex economic environment

•	Diversified business model and wide geographic footprint provide resilience

•	Net Debt / Pro-Forma LTM Adjusted EBITDA 2.76x

•	Dividend of $0.08 per share declared for the quarter

•	Full year Pro-Forma Revenue target $9.2 billion - $9.4 billion

•	Full year Pro-Forma Adjusted EBITDA target $390 million - $400 million

	Q3’21	Q3’20	YTD’21	YTD’20	YTD Variance
Pro-Forma Revenue - $’m (1), (2)	2,317	2,310	7,075	6,768	+4.5%
Pro-Forma Adjusted EBITDA - $’m (1), (2)	59.7	92.4	337.7	299.9	+12.6%
Pro-Forma Adjusted Net Income - $’m (1), (2)	3.7	30.9	131.6	107.5	+22.5%
Pro-Forma Adjusted fully diluted EPS - $ (1), (2)	$0.04	$0.32	$1.39	$1.13	+22.5%

Note 1: This press release contains pro-forma financial information. The unaudited pro-forma consolidated financial statements for Dole plc illustrate the effects of the acquisition of DFC by TP and the effects of the IPO and refinancing as if they had occurred on January 1, 2020. This is comparable to the Pro-Forma financial statements presented in the Form F-1 filed with the SEC at the time of the IPO.

The financial statements filed today with the SEC, and which are available on our website (https://www.doleplc.com/investors), contain the results of TP for the first 7 months to July 29, 2021 (including equity earnings from TP’s 45% shareholding in DFC) plus the combined results of TP and DFC from July 29, 2021 to September 30, 2021. Comparative period results to September 30, 2020 are comprised of the nine-month results of TP including equity earnings from TP’s 45% shareholding in DFC.

Note 2: Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings Per Share are non-GAAP financial measures. Refer to the end of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP measures.

Commenting on the results, Carl McCann, Executive Chairman said:

“Dole plc has delivered a strong performance for the first nine months of 2021 in the context of inflationary pressures across our North American and European markets during the third quarter. With industry wide supply chain congestion and labor shortages, our diversified business model has proven itself to be responsive and resilient. We are very pleased with the response of our divisions and people in the face of these challenges and are confident in our ability to meet our full year outlook.”

Pro-Forma Revenue for the third quarter increased 0.3% to $2.3 billion. The increase was driven by growth in the Fresh Vegetables and Diversified Fresh Produce – Americas & ROW divisions, offset by decreases in Fresh Fruit and Diversified Fresh Produce – EMEA.

Pro-Forma Revenue increased 4.5% to $7.1 billion for the first nine months of 2021. The increase in year-to-date Pro-Forma Revenue was driven by growth in the Diversified Fresh Produce – Americas & ROW, Diversified Fresh Produce – EMEA and the Fresh Vegetables divisions.

Pro-Forma Adjusted EBITDA for the third quarter decreased 35.4% to $59.7 million compared to the prior year period. The decrease was predominantly driven by EBITDA decreases in Fresh Vegetables due to weak markets in our Fresh Packed Vegetables business and inflationary headwinds in Value Added Salads, as well as EBITDA decreases in the Fresh Fruit division due to ongoing supply chain impacts following last year’s hurricanes, and inflationary pressure which contributed to higher costs of production during the quarter.

Pro-Forma Adjusted EBITDA for the first nine months of 2021 increased 12.6% to $337.7 million. The increase has been driven by EBITDA increases in the Fresh Fruit division following a strong first half of the year, and from the Diversified Fresh Produce – EMEA division. This was partially offset by EBITDA decreases in the Fresh Vegetables division due primarily to weakness in our Fresh Packed Vegetables business from an oversupplied market as well as inflationary pressures in Value Added Salads, and in Diversified Fresh Produce – Americas & ROW, due to the impact of adverse weather events in Chile at the outset of the year and against a strong comparator.

Pro-Forma Adjusted Net Income for the third quarter decreased 88.1% to $3.7 million, driven by the reduction in Pro-Forma Adjusted EBITDA.

Pro-Forma Adjusted Net Income for the first nine months of 2021 increased 22.5% to $131.6 million, driven by the increase in Pro-Forma Adjusted EBITDA, offset by an increase in depreciation charges and increase in earnings attributable to non-controlling shareholders.

Selected Pro-Forma Quarterly Segmental Financial Information

Segmental Information
2021
	Q1	Q2	Q3	YTD Q3
Revenue	$‘000	$‘000	$‘000	$‘000
Fresh Fruit	755,270	784,772	676,843	2,216,885
Fresh Vegetables	327,692	332,273	323,779	983,744
Diversified Fresh Produce—Americas & ROW	419,985	425,373	456,164	1,301,522
Diversified Fresh Produce—EMEA	795,650	953,932	879,422	2,629,004
Intersegment	(18,750)	(18,750)	(18,750)	(56,250)

Total	2,279,847	2,477,600	2,317,458	7,074,905

Adjusted EBITDA
Fresh Fruit	92,546	86,685	17,891	197,122
Fresh Vegetables	4,679	(1,408)	1,057	4,328
Diversified Fresh Produce—Americas & ROW	10,421	18,444	4,588	33,453
Diversified Fresh Produce—EMEA	25,298	41,354	36,191	102,843

Total	132,944	145,075	59,727	337,746

2020
	Q1	Q2	Q3	YTD Q3	Q4	FY
Revenue	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000
Fresh Fruit	763,646	712,712	682,194	2,158,552	636,987	2,795,539
Fresh Vegetables	308,692	313,996	320,543	943,231	324,375	1,267,606
Diversified Fresh Produce—Americas & ROW	381,999	416,993	438,283	1,237,275	475,995	1,713,270
Diversified Fresh Produce—EMEA	742,871	852,110	886,443	2,481,424	781,524	3,262,948
Intersegment	(17,490)	(17,489)	(17,490)	(52,469)	(17,489)	(69,958)

Total	2,179,718	2,278,322	2,309,973	6,768,013	2,201,392	8,969,405

Adjusted EBITDA
Fresh Fruit	61,511	55,509	38,199	155,219	17,491	172,710
Fresh Vegetables	8,516	8,431	11,496	28,443	11,100	39,543
Diversified Fresh Produce—Americas & ROW	12,953	16,811	9,631	39,395	14,424	53,819
Diversified Fresh Produce—EMEA	14,666	29,134	33,084	76,884	28,825	105,709

Total	97,646	109,885	92,410	299,941	71,840	371,781

Fresh Fruit

Pro-Forma Revenue for the third quarter was down 0.8% due to lower volumes of Bananas in North America and lower Banana pricing in Europe, as well as lower pricing for Pineapples in North America. This was offset in part by higher pricing in North America for Bananas, volume growth in Pineapples in North America and in Europe, as well as growth in commercial cargo revenues due to higher freight rates.

Pro-forma Revenue for the first nine months of 2021 increased 2.7% due to higher Banana pricing in North America and higher Pineapple pricing across all markets as well as growth in commercial cargo, partially offset by lower Banana volumes in all markets.

Pro-Forma Adjusted EBITDA for the third quarter was down 53.2% compared to the prior year due to lower revenue and higher transportation costs in North America and higher produce costs driven by input materials increases, as well cost pressures from the supply chain impact caused by hurricanes Iota and Eta in Honduras and Guatemala in November 2020. These cost increases were partially offset by strong performance in commercial cargo, as well as by the benefit of currency hedges.

Pro-Forma Adjusted EBITDA for the first nine months of 2021 increased 27.0% largely due to higher revenue driven by higher pricing in the North American Banana market and due to strong performance from commercial cargo, offset by cost pressures from the supply chain impact caused by hurricanes Iota and Eta in Honduras and Guatemala in November 2020 and inflationary headwinds.

Fresh Vegetables

Pro-Forma Revenue for the third quarter increased 1.0% primarily due to higher pricing in the Value-Added Salads business, offset by lower volumes in this business. Production was impacted by labor availability challenges in the quarter. In addition, lower volume and lower pricing in the Fresh Packed Vegetables business led to a decrease in Revenue.

Pro-Forma Revenue for the first nine months of 2021 increased 4.3% due to higher volumes and pricing in the Value-Added Salads business, driven by strong market demand and a better mix of products sold. This was partially offset by revenue declines in the Fresh Packed Vegetables business caused by oversupply within this category impacting pricing.

Pro-forma Adjusted EBITDA for the third quarter decreased by 90.8% primarily due to the significant impact of inflation in inland transportation as well as in packaging and labor and the persistently weak Fresh Packed Vegetables market. Price increases have been implemented with all Valued Added Salads customers to help address the inflationary challenges. Within Fresh Packed Vegetables, plantings have been decreased for 2022 to reduce market exposure.

Pro-Forma Adjusted EBITDA for the first nine months decreased 84.8% primarily due to the inflationary impact on input costs and some specific once off production issues in the Value-Added Salads business.

Diversified Fresh Produce – Americas & ROW

Pro-Forma Revenue for the third quarter increased 4.0% due to a strong performance in the Berry category and growth in other categories such as Apples and Kiwis, offset partially by some port related challenges in the North American export businesses.

Pro-Forma Revenue for the first nine months increased 5.2% due to higher revenue from Berries, and more incrementally by growth in the Chilean export fruit business.

Pro-Forma Adjusted EBITDA for the third quarter decreased 52.4%, driven by the continuing impact of adverse weather which affected the Chilean grape growing season in the first part of the year, offset by good growth in the Berries category.

Pro-Forma Adjusted EBITDA for the first nine months was down 15.1%, with the decrease largely driven by the adverse weather events that impacted the Chilean grape season. This was offset in part by Pro-Forma Adjusted EBITDA improvement from the Berry category as well other categories such as Asparagus and Chilean Top Fruit and Stone Fruit.

Diversified Fresh Produce – EMEA

Pro-forma Revenue for the third quarter decreased 0.8% due to the divestment of a business in Q3 partially offset by the incremental contributions from step up acquisitions and the favorable impact of currency translation.

Pro-Forma Revenue for the first nine months is up 5.9% due to positive currency movements, a strong performance across retail, wholesale, and food service channels and the contribution from step up acquisitions in the period. This was partially offset by the incremental impact of divestments in Q3.

Pro-Forma Adjusted EBITDA for the third quarter was up 9.4% due to a good recovery in the Dutch business following a reorganization, as well as strong performance across other European markets and the favorable impact of currency translation.

Pro-forma Adjusted EBITDA for the first nine months is 33.8% ahead, driven by the recovery in the Dutch business and good performance in Ireland and the UK helped by the reopening of food service channels. The Brazilian export business also performed strongly. The results also benefited from the favorable impact of currency translation.

Net debt

Net Debt is the primary measure used by management to analyze the Company’s capital structure and financial leverage. Net debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. The calculation of Net Debt and financial leverage as of September 30, 2021 is presented below. Net debt at September 30, 2021 was $1.1 billion. Net Debt for the last 12 months Pro-Forma Adjusted EBITDA was 2.76x.

30-Sep-21 $‘000
Cash and cash equivalents	(234,214
Bank overdrafts	27,579
Notes payable and current portion of long-term debt, net	52,241
Long-term debt, net	1,262,334

1,107,940
Less debt discounts and debt issuance costs	22,368
Net Debt	1,130,308
Pro-Forma Adjusted EBITDA
Pro-Forma Adjusted EBITDA Q4 2020	71,840
Pro-Forma Adjusted EBITDA YTD Q3 2021	337,746
Pro-Forma Adjusted EBITDA for 12 months ended September 30, 2021	409,586
Net Debt/Pro-Forma Adjusted EBITDA for 12 months	2.76x

Capital Expenditure

Capital expenditure for the year to date is $153 million, including $53 million in final payments for two new vessels, Dole Aztec and Dole Maya which were delivered in the first half of 2021. In addition, $16 million was spent reinvesting in Honduran farms impacted by last year’s hurricanes, and $25 million in acquiring pineapple assets.

Outlook for FY21

For the twelve months ending December 31, 2021, Dole plc is targeting Pro-Forma Revenue in the range of $9.2 billion to $9.4 billion and Pro-Forma Adjusted EBITDA in the range of $390.0 million to $400.0 million.

Dividend

On December 2, 2021, the Board of Directors of Dole plc declared a cash dividend for the third quarter of 2021 of $0.08 per share, payable on January 7, 2022 to shareholders of record on December 17, 2021.

Pro-Forma Financial Statements

Pro-Forma Methodology

The methodology used to prepare the unaudited Pro-Forma consolidated financial statements for Dole plc to show the estimated effects of the acquisition of Dole Food Company (“DFC”) by Total Produce plc (“TP”) and the IPO and refinancing as if they had occurred on January 1, 2020 is in line with how the Pro-Forma financial statements were prepared in the F-1.

1.	All associated Transaction costs reflected on January 1, 2020

2.	Effective tax rate for 2020 (28.5%) and 2021 (25%)

3.	Applying the results of the Purchase Price Allocation (“PPA”) exercise to January 1, 2020:

a.

Reversal of fair value uplift to banana and pineapple inventory and bearer plants. DFC accounts for agricultural costs in accordance with ASC 905 Agriculture for all crops except pineapples and bananas due to their continuous cycle of production. At the acquisition balance sheet date previously uncapitalized pineapple and banana costs are required to be recognized at their fair value to reflect the biological transformation of these crops. This is an uplift of $35.0 million in relation to inventory and $68.0 million in relation to bearer plants. These fair value uplifts will be amortized in the income statement over the remaining growth and harvest cycle for the inventory element and over the life of the plants for the bearer plants. In the YTD Q3 2020 this amortization amounted to $86.0 million.

b.

2020 and 2021 Pro-Forma results reflect a reduction in the depreciation charge of $4.0 million. This is a function of the asset values increasing as a result of the PPA exercise offset by an increase in the estimated useful lives of the assets

c.	The interest expense for both years reflects the outcome of the refinancing

d.	Fair value loss on TP’s investment in DFC recorded on January 1, 2020.

4.	TP’s pickup of its 45% share of DFC’s net income has been eliminated

5.	EPS is calculated using shares in issue following the IPO and additional share issuances

6.	There is an adjustment in both years to reflect estimated ongoing incremental public company costs of $14.0 million annualized.

Pro-Forma Statement of Operations – for the three months ended September 30, 2021

	Q3 2021 $‘000	Q3 2020 $‘000
Revenues, net	2,317,458	2,309,973
Cost of sales	(2,179,456)	(2,163,904)

Gross profit	138,002	146,069
Selling, marketing and general and administrative expenses	(120,297)	(123,597)
Loss on disposal of businesses	(2,134)	—
Gain on asset sales	4,870	4,872

Operating income	20,441	27,344
Other income (loss)	15,441	(2,784)
Interest income	1,138	1,282
Interest expense	(11,431)	(11,431)

Income from continuing operations before income taxes and equity earnings	25,589	14,411
Income tax provision	3,673	4,326
Equity in net earnings of investments accounted for under the equity method	7,901	6,034

Income from continuing operations, net of income taxes	37,163	24,771

Net income	37,163	24,771
Less: Net income attributable to noncontrolling interests	(7,270)	(6,215)

Net income attributable to Dole plc	29,893	18,556

Earnings per share:
Net income per share—Basic	$0.32	$0.20
Net income per share—Diluted	$0.31	$0.20
Weighted average shares outstanding (‘000)
Basic	94,878	94,878
Diluted	95,030	95,030

Pro-Forma Statement of Operations – for the nine months ended September 30, 2021

	2021 YTD Q3 $‘000	2020 YTD Q3 $‘000
Revenues, net	7,074,905	6,768,013
Cost of sales	(6,489,733)	(6,316,759)

Gross profit	585,172	451,254
Selling, marketing and general and administrative expenses	(378,888)	(358,032)
Merger, transaction and other related costs	—	(29,000)
Loss on disposal of businesses	(595)	—
Impairment of PP&E	—	(1,210)
Gain on asset sales	12,381	7,843

Operating income	218,070	70,855
Other income (loss)	19,811	(11,611)
Interest income	3,209	3,918
Interest expense	(34,385)	(34,385)

Income from continuing operations before income taxes and equity earnings	206,705	28,777
Income tax provision	(43,290)	(8,731)
Equity in net earnings of investments accounted for under the equity method	17,597	9,918

Income from continuing operations, net of income taxes	181,012	29,964
Loss from discontinued operations, net of income taxes	—	(43)

Net income	181,012	29,921
Less: Net income attributable to noncontrolling interests	(21,225)	(17,066)

Net income attributable to Dole plc	159,787	12,855

Earnings per share:
Net income per share—Basic	$1.68	$0.14
Net income per share—Diluted	$1.68	$0.14
Weighted average shares outstanding (‘000)
Basic	94,878	94,878
Diluted	95,030	95,030

Reconciliation from Pro-Forma Net Income to Pro-Forma Adjusted EBITDA – for the three months ended September 30, 2021

	Q3 2021 $‘000	Q3 2020 $‘000
Net income	37,163	24,771
Loss from discontinued operations, net of income taxes	—	—
Interest expense from continuing operations	11,431	11,431
Income tax expense from continuing operations	(3,673)	(4,326)

EBIT	44,921	31,876
Depreciation	29,368	26,553
Amortization	2,664	2,993
Net unrealized loss on derivative instruments	627	1,071
Fair value movement on contingent consideration	30	56
Net unrealized (gain) loss on foreign denominated intercompany borrowings	(3,229)	6,021
Restructuring charges / onerous leases	(125)	487
Fair value uplift on biological assets and pineapple plants	—	17,021
Gain on asset sales	(4,610)	(5,325)
Loss on disposal of businesses	2,134	—
Fair value gain on other acquisitions	(5,304)	—
COVID-19	—	7,872
Insurance proceeds / disposals / asset write downs	(9,838)	—
Legal matters	—	(56)
Dole plc Share of Joint Ventures:
Interest expense	384	370
Income tax	780	1,429
Depreciation	953	1,367
Amortization	972	675

Adjusted EBITDA	59,727	92,410

Reconciliation from Pro-Forma Net Income to Pro-Forma Adjusted EBITDA – for the nine months ended September 30, 2021

	YTD 2021	YTD 2020
	$‘000	$‘000
Net income	181,012	29,921
Loss from discontinued operations, net of income taxes	—	43
Interest expense from continuing operations	34,385	34,385
Income tax expense from continuing operations	43,290	8,731
EBIT	258,687	73,080
Depreciation	86,659	82,135
Amortization	8,214	8,613
Net unrealized loss (gain) on derivative instruments	2,291	(6,343)
Fair value movement on contingent consideration	1,130	(693)
Impairment of PP&E	—	1,239
Dole transaction costs	—	29,000
Net unrealized (gain) loss on foreign denominated intercompany borrowings	(7,256)	10,111
Restructuring charges / onerous leases	(375)	1,178
Fair value adjustments arising on PPA exercise	—	86,246
Gain on asset sales	(9,292)	(7,649)
Loss on disposal of businesses	617	—
Gain on disposal of equity method investments	(1,096)	—
Fair value loss of Legacy Dole acquisition	—	1,985
Fair value gain on other acquisitions	(7,909)	—
COVID-19	—	10,878
Insurance proceeds / disposals / asset write downs	(19,382)	—
Legal matters	14,610	(56)
Dole plc Share of Joint Ventures:
Interest expense	1,113	1,134
Income tax	3,174	2,863
Depreciation	4,099	4,082
Amortization	2,462	2,138

Adjusted EBITDA	337,746	299,941

Reconciliation from Pro-Forma Net Income to Pro-Forma Adjusted Net Income – for the three months ended September 30, 2021

	Q3 2021	Q3 2020
	$‘000	$‘000
Profit for the financial year attributable to equity shareholders	29,893	18,556
Adjustments:
Amortization of acquisition related intangible assets (subsidiaries)	2,664	2,993
Net unrealized (gain)/loss on derivative financial instruments	627	1,071
Fair value movements on contingent consideration	30	56
Restructuring/Onerous Leases	(125)	487
Gain on disposal of businesses	2,134	—
Gain on asset sales	(4,610)	(5,325)
Fair value gain on other acquisitions	(5,304)	—
COVID-19	—	7,872
PPA fair value adjustments	—	17,021
Insurance Proceeds	(9,838)	(56)
Net unrealized (gain) loss on foreign denominated intercompany borrowings	(3,229)	6,021
Exceptional tax on items above	1,991	(8,611)
Discrete tax items	(10,070)	(8,433)
Deferred tax on intangible assets amortization—subsidiaries	(419)	(409)
NCI impact of intangible asset amortization (net of tax)	(923)	(935)
NCI impact of acquisition related costs and fair value movements on contingent consideration	(4)	—
Items in earnings for equity method investments:
Group share of amortization of acquisition related intangible assets	972	675
Group share of exceptional tax credit on items above	(123)	(118)

Adjusted earnings for EPS calculation	3,666	30,865

Weighted average number of shares at end of period (‘000)	94,878	94,878
Adjusted basic earnings per share	$0.04	$0.33
Diluted weighted average number of shares (‘000)	95,030	95,030
Adjusted fully diluted earnings per share	$0.04	$0.32

Reconciliation from Pro-Forma Net Income to Pro-Forma Adjusted Net Income – for the nine months ended September 30, 2021

	2021	2020
	$‘000	$‘000
Profit for the financial year attributable to equity shareholders	159,787	12,855
Adjustments:
Amortization of acquisition related intangible assets (subsidiaries)	8,214	8,613
Net unrealized loss/(gain) on derivative financial instruments	2,291	(6,343)
Fair value movements on contingent consideration	1,130	(694)
Restructuring/Onerous Leases	(375)	1,178
Gain on disposal of business	617	—
Gain on asset sales	(9,292)	(7,649)
Fair value gain on other acquisitions	(7,909)	—
Legal Matters	14,610	—
COVID-19	—	10,878
Dole Transaction Costs	—	29,000
Impairment of PPE	—	1,239
PPA fair value adjustments	—	86,246
Insurance Proceeds	(19,382)	(56)
Net unrealized (gain) loss on foreign denominated intercompany borrowings	(7,256)	10,111
Fair value loss on Dole 45%	—	1,985
Loss on disposal of equity method investments	(1,096)	—
Exceptional tax on items above	578	(30,102)
Discrete tax items	(8,386)	(7,735)
Deferred tax on intangible assets amortization—subsidiaries	(1,210)	(1,013)
NCI impact of intangible asset amortization (net of tax)	(2,754)	(2,820)
NCI impact of acquisition related costs and fair value movements on contingent consideration	(12)	—
Items in earnings for equity method investments:
Group share of amortization of acquisition related intangible assets	2,462	2,138
Group share of exceptional tax credit on items above	(372)	(350)

Adjusted earnings for EPS calculation	131,645	107,481

Weighted average number of shares at end of period (‘000)	94,878	94,878
Adjusted basic earnings per share	$1.39	$1.13
Diluted weighted average number of shares (‘000)	95,030	95,030
Adjusted fully diluted earnings per share	$1.39	$1.13

Pro-Forma Reconciliation – for the nine months ended September 30, 2021

	TP $‘000	DFC $‘000	Dole plc $‘000	FV & Intercompany Adjustments $‘000	Transaction Costs $‘000	Ongoing plc Costs $‘000	Debt Adjustments $‘000	Tax adjustments $‘000	Pro forma Financial Statements $‘000
Revenues, net	3,447,702	3,639,105	7,086,807	(11,902)	—	—	—	—	7,074,905
Cost of sales	(3,166,598)	(3,338,768)	(6,505,366)	15,633	—	—	—	—	(6,489,733)

Gross profit	281,104	300,337	581,441	3,731	—	—	—	—	585,172
Selling, marketing and general and administrative expenses	(214,248)	(163,390)	(377,638)	5	4,045	(5,300)	—	—	(378,888)
Merger, transaction and other related costs	(22,653)	—	(22,653)	—	22,653	—	—	—	—
Gain on disposal of businesses	(595)	—	(595)	—	—	—	—	—	(595)
Impairment of PP&E	—	—	—	—	—	—	—	—	—
Gain on asset sales	—	12,381	12,381	—	—	—	—	—	12,381

Operating income (loss)	43,608	149,328	192,936	3,736	26,698	(5,300)	—	—	218,070
Other income	2,417	16,423	18,840	971	—	—	—	—	19,811
Interest income	1,332	1,877	3,209	—	—	—	—	—	3,209
Interest expense	(11,392)	(42,465)	(53,857)	—	—	—	19,472	—	(34,385)

Income (loss) from continuing operations before income taxes and equity earnings	35,965	125,163	161,128	4,707	26,698	(5,300)	19,472	—	206,705
Income tax (provision) benefit	(14,062)	(19,299)	(33,361)	—	—	1,667	(6,123)	(5,473)	(43,290)
Equity in net earnings of investments accounted for under the equity method	44,357	(313)	44,044	(26,447)	—	—	—	—	17,597

Income from continuing operations, net of income taxes	66,260	105,551	171,811	(21,740)	26,698	(3,633)	13,349	(5,473)	181,012
Income from discontinued operations, net of income taxes	—	—	—	—	—	—	—	—	—

Net income (loss)	66,260	105,551	171,811	(21,740)	26,698	(3,633)	13,349	(5,473)	181,012
Less: Net income attributable to noncontrolling interests	(18,969)	(2,256)	(21,225)	—	—	—	—	—	(21,225)

Net income (loss) attributable to Dole plc	47,291	103,295	150,586	(21,740)	26,698	(3,633)	13,349	(5,473)	159,787

Earnings per share:
Net income (loss) per share—Basic	$0.50	$1.09	$1.59	$(0.23)	$0.28	$(0.04)	$0.14	$(0.06)	$1.68
Net income (loss) per share—Diluted	$0.50	$1.09	$1.58	$(0.23)	$0.28	$(0.04)	$0.14	$(0.06)	$1.68
Weighted average shares outstanding
Basic	94,878	94,878	94,878	94,878	94,878	94,878	94,878	94,878	94,878
Diluted	95,030	95,030	95,030	95,030	95,030	95,030	95,030	95,030	95,030

Pro-Forma Reconciliation – for the nine months ended September 30, 2020

	TP $‘000	DFC $‘000	Dole plc $‘000	FV & Intercompany Adjustments $‘000	Transaction Costs $‘000	Ongoing plc Costs $‘000	Debt Adjustments $‘000	Tax adjustments $‘000	Pro forma Financial Statements $‘000
Revenues, net	3,291,284	3,513,129	6,804,413	(36,400)	—	—	—	—	6,768,013
Cost of products sold	(3,044,704)	(3,226,038)	(6,270,742)	(46,018)	—	—	—	—	(6,316,760)

Gross profit	246,580	287,091	533,671	(82,418)	—	—	—	—	451,253
Selling, marketing and general and administrative expenses	(196,602)	(150,930)	(347,532)	—	—	(10,500)	—	—	(358,032)
Merger, transaction and other related costs	(392)	—	(392)	—	(28,608)	—	—	—	(29,000)
Impairment of PP&E	(1,210)	—	(1,210)	—	—	—	—	—	(1,210)
Gain on asset sales	—	7,843	7,843	—	—	—	—	—	7,843

Operating income (loss)	48,376	144,004	192,380	(82,418)	(28,608)	(10,500)	—	—	70,854
Other income (loss)	3,052	(14,663)	(11,611)	—	—	—	—	—	(11,611)
Interest income	1,741	2,177	3,918	—	—	—	—	—	3,918
Interest expense	(7,738)	(62,536)	(70,274)	—	—	—	35,889	—	(34,385)

Income (loss) from continuing operations before income taxes and equity earnings	45,431	68,982	114,413	(82,418)	(28,608)	(10,500)	35,889	—	28,776
Income tax (provision) benefit	(13,095)	(23,682)	(36,777)	20,604	—	3,302	(11,285)	15,425	(8,731)
Equity in net earnings of investments accounted for under the equity method	27,719	902	28,621	(18,702)	—	—	—	—	9,919

Income from continuing operations, net of income taxes	60,055	46,202	106,257	(80,516)	(28,608)	(7,198)	24,604	15,425	29,964
Loss from discontinued operations, net of income taxes	—	(43)	(43)	—	—	—	—	—	(43)

Net income (loss)	60,055	46,159	106,214	(80,516)	(28,608)	(7,198)	24,604	15,425	29,921
Less: Net income attributable to noncontrolling interests	(15,127)	(1,939)	(17,066)	—	—	—	—	—	(17,066)

Net income (loss) attributable to Dole plc	44,928	44,220	89,148	(80,516)	(28,608)	(7,198)	24,604	15,425	12,855

Earnings per share:
Net income (loss) per share—Basic	$0.47	$0.47	$0.94	$(0.85)	$(0.30)	$(0.08)	$0.27	$0.16	$0.14
Net income (loss) per share—Diluted	$0.47	$0.47	$0.94	$(0.85)	$(0.30)	$(0.08)	$0.27	$0.16	$0.14
Weighted average shares outstanding
Basic	94,878	94,878	94,878	94,878	94,878	94,878	94,878	94,878	94,878
Diluted	95,030	95,030	95,030	95,030	95,030	95,030	95,030	95,030	95,030

Quarterly Information
2021
	Q1 $‘000	Q2 $‘000	Q3 $‘000	YTD Q3 $‘000
Pro-Forma Revenue	2,279,847	2,477,600	2,317,458	7,074,905
Pro-Forma Adjusted EBITDA	132,944	145,075	59,727	337,746
Pro-Forma Earnings per Share	$0.62	$0.75	$0.32	$1.68
Pro-Forma Adjusted Earnings per Share	$0.63	$0.72	$0.04	$1.39

2020
	Q1 $‘000	Q2 $‘000	Q3 $‘000	YTD Q3 $‘000	Q4 $‘000	FY $‘000
Pro-Forma Revenue	2,179,718	2,278,322	2,309,973	6,768,013	2,201,392	8,969,405
Pro-Forma Adjusted EBITDA	97,646	109,885	92,410	299,941	71,840	371,781
Pro-Forma Earnings per Share	$(0.35)	$0.29	$0.20	$0.14	$0.01	$0.15
Pro-Forma Adjusted Earnings per Share	$0.44	$0.37	$0.33	$1.13	$0.21	$1.34

The following tables reconciles Revenue and Adjusted EBITDA as reported in the Dole plc Third Quarter 2021 Financial Statements to Pro-Forma Revenue and Pro-Forma Adjusted EBITDA for the three months ended September 30, 2021 and for the nine months ending September 30, 2021.

	Q3 2021 $’000	Q3 2020 $’000
Revenue per Q3 Financial Statements of Dole plc	1,942,185	1,188,449
Incremental revenue of 100% of DFC*	383,208	1,133,824
Effect of intercompany transactions in period	(7,935)	(12,300)

Pro-Forma Revenue	2,317,458	2,309,973

	YTD Q3 2021 $’000	YTD Q3 2020 $’000
Revenue per Q3 Financial Statements of Dole plc	4,202,922	3,291,284
Incremental revenue of DFC*	2,883,885	3,513,129
Effect of intercompany transactions in period	(11,902)	(36,400)

Pro-Forma Revenue	7,074,905	6,768,013

	Q3 2021 $’000	Q3 2020 $’000
Adjusted EBITDA per Q3 Financial Statements of Dole plc	54,938	66,355
Less EBITDA of equity accounted 45% of DFC	(1,765)	(25,494)
Incremental EBITDA of 100% of DFC*	4,354	55,049
Pro-forma public company costs	2,200	(3,500)

Pro-Forma Adjusted EBITDA	59,727	92,410

	YTD Q3 2021 $’000	YTD Q3 2020 $’000
Adjusted EBITDA per Q3 Financial Statements of Dole plc	229,015	197,071
Less EBITDA of equity accounted 45% of DFC	(93,353)	(95,730)
Incremental EBITDA of 100% of DFC*	207,384	209,100
Pro-forma public company costs	(5,300)	(10,500)

Pro-Forma Adjusted EBITDA	337,746	299,941

*	Incremental from DFC relates to periods from January 1, 2021 to July 29, 2021 and January 1, 2020 to September 30, 2020 respectively

Dole plc

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30, 2021	December 31, 2020

ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$234,214	$160,503
Short-term investments	5,703	—
Trade receivables, net of allowances of $27,756 and $10,122, respectively	776,913	365,937
Grower advance receivables, net of allowances of $9,572 and $5,598, respectively	100,800	18,946
Other receivables, net of allowances of $13,287 and $2,850, respectively	115,550	24,324
Inventories, net of allowances of $4,018 and $0, respectively	421,762	141,179
Prepaid expenses	53,403	16,570
Other current assets	12,703	2,936
Assets held-for-sale	435	—

Total current assets	1,721,483	730,395
Long-term investments	24,491	—
Investments in unconsolidated affiliates	126,774	458,557
Actively marketed property	50,638	—
Property, plant and equipment, net of accumulated depreciation of $193,208 and $160,111, respectively	1,446,773	219,665
Operating lease right-of-use assets	363,990	140,212
Goodwill	511,133	234,161
Dole brand	306,280	—
Other intangible assets, net of accumulated amortization of $119,995 and $119,575, respectively	63,221	65,634
Other assets, net	75,592	30,496
Deferred income tax assets	39,569	6,682

Total assets	$4,729,944	$1,885,802

LIABILITIES AND EQUITY
Accounts payable	$696,433	$474,528
Income taxes payable	21,484	2,589
Accrued liabilities	431,344	92,279
Bank overdrafts	27,579	11,243
Notes payable and current portion of long-term debt, net	52,241	20,748
Current maturities of operating leases	68,449	21,910
Other tax	52,158	23,371
Contingent consideration	6,266	4,912
Pension and postretirement benefits	20,608	5,787
Other current liabilities	59,187	32,539

Total current liabilities	1,435,749	689,906
Long-term debt, net	1,262,334	314,840
Operating leases, less current maturities	306,634	122,225
Deferred income tax liabilities	149,647	22,451
Contingent consideration, less current portion	3,835	5,786
Pension and postretirement benefits, less current portion	158,167	23,607
Other long-term liabilities	133,417	18,755

Total liabilities	$3,449,783	$1,197,570

Commitments and contingent liabilities:
Redeemable noncontrolling interests	31,627	30,317

Stockholders’ equity:
Common stock—$0.001 par value; 300,000,000 shares authorized and 94,877,644 shares outstanding as of September 30, 2021 and 1,000,000,000 shares authorized and 410,724,962 shares outstanding December 31, 2020	949	4,865
Additional paid-in capital	794,085	198,232
Retained earnings	450,193	460,715
Accumulated other comprehensive loss	(128,485)	(128,803)

Total equity attributable to Dole plc	1,116,742	535,009
Equity attributable to noncontrolling interests	131,792	122,906

Total equity	1,248,534	657,915

Total liabilities, redeemable noncontrolling interests and equity	$4,729,944	$1,885,802

Dole plc’s results are determined in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).

In addition to its results under GAAP, in this Press Release we also present Dole plc’s Pro-Forma EBIT, Pro-Forma Adjusted EBITDA, Pro-Forma Adjusted net income attributable to Dole plc and Pro-Forma Adjusted Earnings per Share, which are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP.

Pro-Forma EBIT before discontinued operations is calculated from net income (loss) by adding interest expense from continuing operations and adding the income tax expense or subtracting the income tax benefit from continuing operations.

Pro-Forma Adjusted EBITDA is calculated from Pro-Forma EBIT from discontinued operations by: (1) adding depreciation and amortization charges; (2) adding merger, transaction and other related costs; (3) adding the net unrealized loss or subtracting the net unrealized gain on derivative instruments; (4) adding the net unrealized loss or subtracting the net unrealized gain on foreign denominated intercompany borrowings; (5) adding the net realized loss or subtracting the net realized gain on noncash settled foreign denominated intercompany borrowings; (6) adding or subtracting fair value movements on contingent consideration; (7) adding impairment charges on goodwill, intangible assets and property, plant and equipment, net of insurance proceeds; (8) adding or subtracting asset write-downs, net of insurance proceeds; (9) adding restructuring charges or onerous contract costs; (10) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (11) deducting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method; (12) deducting the gain or adding the loss on the sale of investments accounted for under the equity method or other business interests; (13) adding costs for legal matters not in the ordinary course of business; and (14) adding costs that are directly related to the COVID-19 pandemic, and are as follows: costs that are (i) incremental to charges incurred prior to the outbreak, (ii) not expected to recur once the crisis has subsided and operations return to normal and (iii) clearly separable from normal operations. It also includes the Company’s share of all listed items within investments accounted for under the equity method.

Pro-Forma Adjusted Net Income attributable to Dole plc is calculated from net income attributable to Dole plc by: (1) adding the loss from discontinued operations, net of income tax; (2) adding intangible asset amortization charges; (3) adding litigation and transaction related costs; (4) adding or subtracting fair value movements on contingent consideration; (5) adding impairment charges on goodwill, intangible assets and property, plant and equipment, net of insurance proceeds; (6) adding net unrealized loss or subtracting the net unrealized gain on derivative instruments including interest rate swaps; (7) adding the net unrealized loss or subtracting the net unrealized gain on foreign denominated intercompany borrowings; (8) adding the net realized loss or subtracting the net realized gain on noncash settled foreign denominated intercompany borrowings; (9) adding restructuring charges or onerous contract costs; (10) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (11) deducting the gain or adding the loss on the sale of equity investments or other business interests; (12) adding the fees for bond redemption and charges for extinguishment of existing debt issuance costs; (13) adding back the expense or subtracting the benefit of U.S. Tax Reform discrete income tax expense (benefit); and (14) adding costs that are directly related to the COVID-19 pandemic, and are as follows: (i) incremental to charges incurred prior to the outbreak, including incremental costs related to personal protective equipment and transportation, and direct costs due to lower production capacity from a plant shutdown, (ii) not expected to recur once the crisis has subsided and operations return to normal, and (iii) clearly separable from normal operations. Costs related to COVID-19 are not added back after the third quarter of 2020. It also excludes the tax effect and the effect attributable to non-controlling interests share of such items. The calculation of Pro-Forma Adjusted net income also excludes the effect of the Group share of these items within equity method investments.

Pro-Forma Adjusted Earnings per Share is calculated from Pro-Forma Adjusted net income attributable to Dole plc divided by diluted weighted average number of shares in the applicable period.

However, Pro-Forma EBIT before discontinued operations, Pro-Forma Adjusted EBITDA and Pro-Forma Adjusted Net Income attributable to Dole plc are not measurements of Dole plc financial performance under GAAP and should not be considered as alternatives to net income attributable to Dole plc, net income, income (loss) from continuing operations or any other performance measures derived in accordance with GAAP. Additionally, Pro-Forma EBIT before discontinued operations and Pro-Forma Adjusted EBITDA are not intended to be liquidity measures because of certain limitations such as:

•	They do not reflect Dole plc’s cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, Dole plc’s working capital needs;

•	They do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on Dole plc’s debt; and

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these non-GAAP measures do not reflect cash requirements for such replacements.

Because of these limitations, Pro-Forma EBIT before discontinued operations and Pro-Forma Adjusted EBITDA should not be considered as measures of discretionary cash available to Dole plc to invest in the growth of its and Dole plc’s business.

Further, Pro-Forma EBIT before discontinued operations, Pro-Forma Adjusted EBITDA and Pro Forma Adjusted Net Income attributable to Dole plc as used herein may not be calculated in a similar manner to, and are therefore not necessarily comparable with, similarly titled measures of other companies. However, we have included Pro-Forma EBIT before discontinued operations, Pro-Forma Adjusted EBITDA and Pro-Forma Adjusted Net Income attributable to Dole plc herein because Dole plc’s management believes that Pro-Forma EBIT before discontinued operations, Pro-Forma Adjusted EBITDA and Pro-Forma Adjusted Net Income attributable to Dole plc are useful performance measures for it. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows, or any other measure prescribed by GAAP.

About Dole plc

A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 80 countries, our goal is to make the world a healthier and a more sustainable place.

Webcast and Conference Call Information

Dole plc will host a conference call and simultaneous webcast at 10:00 a.m. Eastern Time today to discuss the third quarter 2021 financial results. The webcast can be accessed within “Events and Presentations” on the company website, www.doleplc.com/investors

An archived replay of the webcast will also be available shortly after the live event has concluded. For those without internet access, the conference call can be accessed live by dialing 1-855-979-6564 or for international callers by dialing +44 203 936 2999. The access code is 683777.

A replay of the call will be available through December 31, 2021, by dialing 1-845-709-8569 or for international callers by dialing +44 203 936 3001. The replay access code is 238959.

Forward-looking information

Certain statements made in this press release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.

Investor Contact:

James O Regan, Head of Investor Relations, Dole plc

joregan@totalproduce.com

Media Contact:

Phil Elwood, Ogilvy

philip.elwood@ogilvy.com

+1 202 423 7957

Julianna Richter, Ogilvy

julianna.richter@ogilvy.com

+1 646 427 4185

Brian Bell, Wilson Hartnell PR

brian.bell@ogilvy.com

+353 87 2436 130